UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                Senior Care, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   81721N 20 6
                                 (CUSIP Number)

    BonnieJean C. Tippetts, 3809 South West Temple, Suite 1D, Salt Lake City,
                                    UT 84115
   (Name, address and telephone number of person authorized to receive notices and communications)


                                 August 23, 2002
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D
CUSIP No. 81721N 20 6
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alexander Senkovski, LLC
87-0638580
--------------------------------------------------------------------------------

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                     (A) (   )
                                                                     (B) (   )
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E).              [   ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Alexander Senkovski, LLC is a Utah Limited Liability Company duly registered in the State of Utah.
--------------------------------------------------------------------------------
                  7)  SOLE VOTING POWER                                       0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER                            14,500,000
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                         14,500,000
PERSON WITH       --------------------------------------------------------------
                  10)  SHARED DISPOSITIVE POWER                               0
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,500,000
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
CO

Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.001 per share, of Senior Care Industries, Inc. of Nevada ("Common Stock"). Senior Care Industries, Inc.("Senior") is a Nevada corporation with its current principal offices at 410 Broadway, 2nd Floor, Laguna Beach, CA 92651. The principal offices of Alexander Senkovski LLC are at 3809 South West Temple, Suite 1D, Salt Lake City, UT 84115.

Item 2.  Identity and Background

(a) This schedule is filed by Alexander Senkovski LLC, a Utah Limited Liability Company ("Alexander").

(b) The business address for Alexander is 3809 South West Temple, Suite 1D, Salt Lake City, UT 84115.

(c) The principal business of Alexander is providing financial and business consulting services.

(d) Alexander, nor its manager and member, have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Alexander has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Alexander is a Utah Limited Liability Company.

Item 3.  Source and Amount of Funds or Other Consideration

     Out of the total 14,500,000 shares of Senior stock currently held by Alexander, and the subject of this Schedule, 14,500,000 shares were acquired by Alexander pursuant to a Real Estate Purchase Agreement ("Agreement") between Oasis International Corporation and Senior Care Industries, Inc. Senior Care issued its stock to Alexander and others as part of the purchase price.

Item 4.  Purpose of Transaction

     The Real Estate Purchase Agreement was for the purchase of real estate owned by Oasis International Corporation. The only asset of the corporation was 800 acres of land located in Oasis, Nevada. Senior Care wanted the raw land for building purposes. Oasis was owned by four different entities, of which the filer was one. Senior Care purchased all of the shares of the company to acquire the asset. Originally, the shareholders of Oasis received restricted shares of Senior Care's preferred shares which were convertible into common shares of the company. As a subsequent amendment to the Agreement the parties agreed that Alexander and the other entities would be able to convert the preferred shares into shares of the common stock of the company, provided that the shareholders entered into a voting trust agreement for six years from the time of the amendment. Due to this amendment Alexander obtained the 14,500,000 shares of the common stock which represents 9.6% of the outstanding shares of Senior Care's common stock.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Alexander may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Alexander has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by Alexander is 14,500,000 shares of Common Stock which were acquired pursuant to the Amendment to the Real Estate Purchase Agreement and the Voting Agreement dated July 29, 2002. Alexander received the fully executed Voting Agreement from Senior Care on August 23, 2002, thus tolling the 10 day time period in which to file this Schedule 13D.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) BonnieJean C. Tippetts has power to direct the receipt of dividends from, or the proceeds from the sale of, such securities by virtue of her position as the Managing Member of Alexander Senkovski, LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There is currently in place a Shareholder Voting Agreement between Alexander and Senior Care that appoints Richard Mata as the shareholder's proxy and attorney in fact. Richard Mata is also the corporate counsel for Senior Care. The voting agreement will last for six years until July 26, 2008.

Item 7.  Material to Be Filed as Exhibits.

     A. Attached as Exhibit A is a copy of the Real Estate Purchase Agreement dated November 1, 2001 between Oasis and Senior Care.

     B. Attached as Exhibit B is a copy of the Shareholder Voting Agreement, dated July 29, 2002.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Alexander Senkovski, LLC


Date:                           /s/ BonnieJean C. Tippetts
     ---------------------     ----------------------------------------
                               BonnieJean C. Tippetts, Managing Member







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

                                    EXHIBIT A


                         REAL ESTATE PURCHASE AGREEMENT

                         REAL ESTATE PURCHASE AGREEMENT
                                 BY AND BETWEEN
                         OASIS INTERNATIONAL CORPORATION
                                       AND
                    SENIOR CARE INC., DATED NOVEMBER 1, 2001

1. THIS REAL ESTATE PURCHASE AGREEMENT (the "Agreement") is entered into as of this 1st day of November, 2001, by and between Senior Care Inc., or Assignee (the "Buyer"), and Oasis International Corporation, (the "Seller"). The Buyer and the Seller are referred to collectively herein as the "Parties."

This Agreement contemplates a transaction in which the Buyer will purchase all of the assets (and assume certain of the liabilities;) of the Seller in return for cash and stock.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows,

2. Basic Transaction.

     (a) Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell, transfer, convey, and deliver to the Buyer at the Closing for the consideration specified below in this ss.2, the Property more particularly described as the 800 acre residential site being part of the Oasis Subdivision "located in Elko Nevada whose legal description is contained in the preliminary title report attached hereto and incorporated herein by reference.

     Overview SENC will acquire the 800 acre site from OIHC in exchange for SENC stock, and certain consideration as detailed below. SENC shall entitle the 800 acre site for development of affordable golf course style villas, single family detached homes a hotel casino, ancillary commercial development and an 18 hole golf course.

     (b)  Purchase Price.

               Up to $60,000,000 shall be paid to Seller in cash and preferred stock, as follows: 1

               (i) $11,250,000 cash 2

1 The exact purchase price shall be determined by Senior Care through its receipt of an MAl appraisal that determines the purchase price by valuing the property on an "as-is" basis that meets all SEC and AICPA requirements, The appraisal may be performed post acquisition but in any event no later than the second anniversary of the closing and shall be updated every two years. In the event the appraised value of the Property is less than $60 Million, the preferred stock to be converted in accordance with footnote 3 shall be reduced to the appraised value less the cash down payment. 2 The cash paid at closing shall be generated from a land loan and may be adjusted downward (to no less than

               (ii) $48,  750,000 shall be paid by issuing Seller 600,000 shares of SENC Series "J" convertible preferred stock convertible 20 to 1 into common stock under a conversion formula wherein 20% of the preferred stock may be converted to common stock each successive 2 year period, beginning two years after the acquisition by Senior Care. 3

               (iii)Senior  Care  shall  have  the  post-closing  obligation  to finance the entitlements and development of the Property, including processing and signing of government low interest loans which the Company believes are obtainable.

               (iv) Upon  close,   Senior  Care  to  immediately   institute  an
                    entitlement and development program whose initial emphasis shall be to secure water rights for the property and gain approval of a master plan entitling the property for the uses referenced in section (a) of this offer.

Upon close, Senior Care to immediately institute an entitlement and development program whose initial emphasis shall be to secure water rights for the property and gain approval of a master plan entitling the property for the uses referenced in the section (a) of this offer.

$7,250,000) in the event Senior Care determines the terms of the land loan require a lesser loan amount to make the project economically feasible.

3 For each successive two year period following the close, the number of preferred shares converted shall be adjusted to reflect the average ask price of the common stock at time of conversion, for the prior 10 day period. The amount of stock to be converted each year shall equal 20% of the purchase price minus the initial down payment. Example: Based upon a purchase price of $60,000,000 and a down payment of $11,250,000 the balance to be paid through the conversion of preferred stock on the each successive two year anniversary would equal ($60,000,000 - $11 ,250,000 down-payment * 20%) = $9, 750,000 per conversion period. If on the two year anniversary, the average ask price is $2.00 per share, 243, 750 shares of preferred stock would be converted at a 20 to 1 conversion netting the seller (243, 750 * 20) = 4,875,000 shares of common stock valued at $2.00 per share for a total of $9, 750,000. The same formula will be applied on each successive two- year anniversary, such that, if on the fourth year anniversary, (the second conversion date) the average ask price is $4.00 per share, 121,875 shares of preferred stock would be converted at a 20 to 1 conversion netting the seller (121 ,875 * 20) = 2,437 ,500 shares of common stock valued at $4.00 per share for a total of $9, 750,000 and so on, for each successive two year period, the total shares converted under the formula will reflect the average stock price. At the end of the tenth year, any preferred stock that is not required for conversion in order to pay the full purchase price shall be returned to the SENC treasury. In the alternative, additional preferred stock shall be issued to Seller in the event that the ask price under the conversion formula results in a requirement for more stock to be issued in order for Seller to receive the full sales price.

     (c) Payment of Transfer Taxes. Buyer Will be responsible for any sales tax and/or transfer tax due as a result of the transfer of assets pursuant to this Agreement.

     (d) Escrow. Escrow shall be opened at Centralized Escrow Systems upon Buyer delivering a 25,000- share Senior Care stock certificate to escrow, issued to Centralized Escrow FBO Oasis International Corporation.

     (e) Closing. Closing shall occur upon Buyer issuing 600,000 shares of SENC Series "J" convertible preferred stock to Seller and Buyer executing a promissory note and mortgage in the amount of up to $11,250,000 which shall occur on or before January, 30, 2002, at such location as agreed to between Buyer and Seller, and shall be contingent only upon Buyer waiving its contingencies in writing, and Buyer delivering the consideration specified in ss.2 C. Upon Buyer receiving a land loan to fund the cash payment in accordance with section b (i), the promissory note shall be paid in full. In the event the land loan is not funded on or before January 30, 2002, Senior Care shall deed the property back to Seller.

     (f) Deliveries at the Closing. At the Closing, (i) the Seller will deliver to the Buyer the various certificates, instruments, and documents referred to in ss.6(a) below; (ii) the Buyer will deliver to the Seller the various certificates, instruments, and documents referred to in ss.6(b) below; (iii) the Seller will execute, acknowledge (if appropriate), and deliver to the Buyer title to the real property and such other instruments of sale, transfer, conveyance, and assignment as the Buyer and Its counsel reasonably may request.

3. Representations and Warranties of the Seller. The Seller, to the best of Seller's knowledge, represents and warrants to the Buyer that the statements contained in this ss.3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ss.3), except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the "Disclosure Schedule"). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this ss.3.

     (a) Orqanization of the Seller. The Seller is a corporation, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

     (b) Authorization of Transaction. The Seller has full power and authority (including full authority from the Trust) to execute and (deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the Trustee has duly authorized the execution, delivery, and performance of this Agreement by the Seller. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms and conditions.

     (c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in ss.2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller is subject or any provision of the charter or bylaws of Seller or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets). Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in ss.2 above).

     (d) Brokers' Fees. The Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated. Buyer is obligated to pay a fee to State Capital Realty under a separate written agreement.

     (e) Title to Assets. The Seller has good and marketable title to, or a valid leasehold interest in, the property.

     (f) Leqal Compliance. Seller and its respective predecessors and Affiliates has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply.

          (A) the Seller possesses all right, title, and interest in and to the real estate.

          (B) the property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

          (C) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the property.

     (g) Powers of Attornev. There are no outstanding powers of attorney executed on behalf of the Seller.

     (h)  Environment. Health. and Safety.

          (i) The Seller, and its predecessors and Affiliates has complied with all Environmental, Health, and Safety Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply. Without limiting the generality of the preceding sentence, each of the Seller, and its predecessors and Affiliates has obtained and been in compliance with all of the terms and conditions of all permits, licenses, and other authorizations which are required under, and has complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations;, schedules, and timetables which are contained in, all Environmental, Health, and Safety Laws.

          (ii) Seller has no Liability (and Seller and its predecessors and Affiliates has not handled or disposed of any substance, arranged for the disposal of any substance, exposed any employee or other individual to any substance or condition, or owned or operated any property or facility in any manner that could form the Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against Seller giving rise to any Liability) for damage to any site, location, or body of water (surface or subsurface), for any illness of or personal injury to any employee or other individual, or for any reason under any Environmental, Health, and Safety Law.

          (iii)The property is free of asbestos, PCB's, methylene chloride, trichloroethylene, 1 ,2- trans-dichloroethylene, dioxins, dibenzofurans, and Extremely , Hazardous Substances. (iv) Disclosure. The representations and warranties contained in thisss.3 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this ss.3 not misleading.

4. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that the statements contained in this ss.4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ss.4), except as set forth in the Disclosure Schedule. The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this ss.4.

     (a) Organization of the Buyer. The Buyer is a Nevada Corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

     (b) Authorization of Transaction. The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions.

     (c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in ss.2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject. The Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in ss.2 above).

     (d) Brokers' Fees. Buyer is to pay American Auditors an acquisition fee pursuant to a separate written agreement between said parties. Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer may become liable or obligated.

5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

     (a) General. Each of the Parties will use its reasonable best efforts to take all action , and to do all things necessary, proper, or advlsable In order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in ss.6 belovv).

     (b) Notices and Consents. The Seller will give any notices to third parties that the Buyer reasonably may request in connection with the matters referred to in ss.3(c) above. Each of the Parties will give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in ss.3(c) and ss.4(c) above.

     (e) Full Access. The Seller will permit representatives of the Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Seller to the Property and to obtain copies of all books, records, contracts, and documents of or pertaining to the Property.

     (f) Notice of Developments. Each Party will give prompt written notice to the other Party of any material adverse development causing a breach of any of its own representations and warranties in ss.3 and ss.4 above. No disclosure by any Party pursuant to this ss.5(f), however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

6. Conditions to Obligation to Close.

     (a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions is subject to satisfaction of the following contingencies, and Buyer shall have a 30 day period after opening escrow to approve the following contingencies.

          (i)  A physical inspection of the property.

          (ii) Receipt and approval of a preliminary Title report and all underlying documents referenced therein. Said report to be provided by Seller.

          (iii) Receipt and approval of any CC & R's

          (iv) A personal property inventory and equipment inventory .

          (v) Receipt and approval of any and all other written agreements which affect the property. (vi) Receipt and approval of a phase I environmental.

          (vii)Receipt and approval of entitlements to build a residential subdivision and golf course.

In addition to the approval of or waiving of the contingencies, The Seller shall have satisfied Buyer as to the following:

          (vii)the representations and warranties set forth in ss.3 above shall be true and correct in all material respects at and as of the Closing Date;

          (viii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (ix) the Seller shall have procured all of the third party consents specified in ss.5(b) above;

          (x) no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation, of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) affect adversely the right of the Buyer to own the Acquired Assets and to operate the former businesses of the Seller;

          (xi) the Seller shall have delivered to the Buyer a certificate to the effect that each of the conditions specified above inss.6(a)(i)-(iv) is satisfied in all respects; and The Buyer may waive any condition specified in this ss.6(a) if it executes a writing so stating at or prior to the Closing.

     (b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (i) the representations and warranties set forth inss.4 above shall be true and correct in all material respects at and as of the Closing Date;

          (ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (iii)no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect;

          (iv) the Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in ss.6(b)(i)-(iii) is satisfied in all respects; The Seller may waive any condition specified in this ss.6(b) if it executes a writing so stating at or prior to the Closing.

7 .Termination.

     (a) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

          (i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

          (ii) the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing (A) in the event the Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (B) if the Closing shall not have occurred on or before January 30, 2001, by reason of the failure of any condition precedent under ss.6(a) hereof (unless the failure results primarily from the Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and

          (iii)the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (A) in the event the Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Seller has notified the Buyer of the breach, and the breach has continued without cure for a period of 101 days after the notice of breach or (B) if the Closing shall not have occurred on or before January 30, 2001, by reason of the failure of any condition precedent under ss.6(b) hereof (unless the failure results primarily from the Seller itself breaching any representation, warranty, or covenant contained in this Agreement).

     (b) Effect of Termination. If any Party terminates this Agreement pursuant to ss.7(a) above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in breach).

8. Post Closing Obligations. None

9. Miscellaneous.

     (a) Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing hereunder as and to the extent provided in the Agreement.

     (b) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided. however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).

     (c) No Third-Partv Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

     (d) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

     (e) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Buyer may assign either this Agreement or any of its rights, interests, or obligations hereunder.

     (f)  Counterparts.   This   Agreement  may  be  executed  in  one  or  more
          counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     (g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     (h)  Notices.   All  notices,   requests,   demands,   claims,   and  other
          communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

          If to the Seller:   Copy to:
          -----------------   --------
          Bonnie Tippetts

          If to the Buyer:    Copy to:
          ----------------    --------
          Craig H. Brown
          Broadway 410
          Laguna Beach, CA 92651

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, rnessenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

     (i) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

     (j) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not:, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     (I) Expenses. Each of the Buyer and the Seller will bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

     (m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

     (n) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     (o) Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter [(subject to the provisions set forth in
          ss.8(p) below)], in addition to any other remedy to which it may be entitled, at law or in equity. The parties agree to approve a liquidated damages clause to be incorporated into the escrow instructions.

     (p) Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in the Southern District of California or County of Dade in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court-

     (q) Bulk Transfer Laws. The Buyer acknowledges that the Seller will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

A IN WITNESS WHEREOF, the Parties hereto have Executed this Agreement on as of the date first above written.

Senior Care Inc.

By: \s\ Craig H. Brown
   --------------------
   Craig H. Brown
   Title: President

Oasis International Corporation

By: \s\ Bonnie Tippetts
   ---------------------
   Bonnie Tippetts, President

ADDENDUM TO REAL ESTATE PURCHASE AGREEMENT BY AND BETWEEN OASIS INTERNATIONAL CORPORATION AND SENIOR CARE INDUSTRIES, INC.,

                             DATED NOVEMBER 1, 2001

The herein referenced Agreement is amended as follows:

The cash down payment shall be made post closing upon a minimum land loan being available totaling $7,250,000 under terms and conditions suitable to Buyer.

The property value at closing shall be the fair market value of the property in accordance with an appraisal obtained by Buyer.

The Property will be re-appraised a minimum of every 24 months as entitlements are received. If required, additional stock (not to exceed a total of $40 Million) shall be issued to Seller based upon the property value as appraised when the following events occur.

Valuation upon recordation of Tentative Map for the whole project

Valuation upon recordation of Final Map for the whole project

Valuation upon completion of infrastructure for the Whole project

Sellers have the ability to significantly improve the asset value through the achievement of certain milestones that the Company might otherwise have difficulty. Buyer agrees to hire Sellers entitlement consultant and pay said consultant in cash or cash equivalent not to .exceed $26,000 per month for services rendered in connection with the entitlements on the Property.

Upon closing, 1,500,000 shares of S-8 stock shall be issued to consultants of Saw Tooth Builders Inc., and 1,500,000 shares of S-8 stock shall be issued to consultants of Phillips Holding Corporation, who shall be natural persons in connection with their fee contracts for identifying and negotiating the sale transaction as well as ongoing consulting and processing.

Debt Service on the current note on the Property shall continue to be paid on the Property by Seller until Buyer obtains a land loan for the cash down payment. If the cash down payment is not made within 24 months of close, a wrap note in the amount of $7,250,000 shall be signed by Buyer wherein Buyer pays the quarterly interest payment on the property at the current level of debt, not to exceed $40,000 per quarter.

Buyer to receive a credit toward purchase price of $45,295 pursuant to expenditure by Buyer of $45,295 on the August, 2000 Oasis transaction.

Closing shall occur upon Buyer authorizing issuance of 600,000 shares of SENC Series "J" convertible preferred stock convertible 20 to 1 into common, with title transferred subsequent to close.

ADDENDUM TO REAL ESTATE PURCHASE AGREEMENT BY AND BETWEEN OASIS INTERNATIONAL CORPORATION AND SENIOR CARE INDUSTRIES, INC.,

DATED NOVEMBER l, 2001

Agreed to and Accepted this 15th day of November, 2001:

Senior Care Industries Inc.,

By: \s\ Craig H. Brown
   --------------------
   Craig H. Brown
   Title:   President

Oasis International Corporation

By: \s\ Bonnie Tippetts
   ---------------------
   Bonnie Tippetts
   Title: President

ADDENDUM TO REAL ESTATE PURCHASE AGREEMENT BY AND BETWEEN OASIS INTERNATIONAL CORPORATION AND SENIOR CARE INDUSTRIES, INC.,

DATED NOVEMBER 1, 2001

The herein referenced Agreement is amended as follows:

The cash down payment shall be made post closing upon a minimum land loan being available totaling $7,250,000 under terms and conditions suitable to Buyer.

The property value at closing is determined to be $25,000,000.

The Property will be re-appraised a minimum of every 24 months as entitlements are received. If required, additional stock (not to exceed a total of $40 Million) shall be issued to Seller based upon the property value as appraised when the following events occur.

Valuation upon recordation of Tentative Map for the whole project

Valuation upon recordation of Final Map for the whole project

Valuation upon completion of infrastructure for the w'hole project

Sellers have the ability to significantly improve the asset value through the achievement of certain milestones that the Company might otherwise have difficulty. Buyer agrees to hire Sellers consultant and pay said consultant in cash or cash equivalent not to exceed $26,000 per month for services rendered in connection with the entitlements on the Property.

Upon closing, 1,500,000 shares of S-8 stock shall be issued to consultants of Feng Shui and 1,500,000 shares of S-8 stock shall be issued to consultants of Meridian Capital Credit Inc., who shall be a natural persons in connection with their fee contracts for identifying and negotiating the sale transaction.

Debt Service on the current note on the Property shall continue to be paid on the Property by Seller until Buyer obtains a land loan for the cash down payment. If the cash down payment is not made within 24 months of close, a wrap note in the amount of $7,250,000 shall be signed by Buyer wherein Buyer pays the quarterly interest payment on the property at the current level of debt, not to exceed $.40,000 per quarter.

Buyer to receive a credit toward purchase price of $45,295 pursuant to expenditure by Buyer of $45,295 on the August, 2000 Oasis transaction.

Agreed to and Accepted this 23rd day of January, 2002:

Senior Care Industries, Inc.

By: \s\ Craig H. Brown
   --------------------
   Craig H. Brown
   Title:  President

Oasis International Corporation

By: \s\ Bonnie Tippetts
   ---------------------
   Bonnie Tippetts
   Title:  President

                                    EXHIBIT B

                          SHAREHOLDER VOTING AGREEMENT

SHAREHOLDER VOTING AGREEMENT

This SHAREHOLDER VOTING AGREEMENT (this "Agreement") is entered into as of July 29, 2002, by and among Senior Care Industries, Inc., a Nevada corporation ("Company"), and Alexander Senkovski LLC, the "Shareholder")

W I T N E S S E T H:

WHEREAS, as of the date hereof, each Shareholder "beneficially owns" (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition
of) and to vote (or to direct the voting of) the number of shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company set forth opposite such Shareholder's name on Schedule I hereto (such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by any Shareholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as the "Subject Shares"); and

WHEREAS, the Company has agreed to issue these shares in payment of certain loans owed by the Company to the Shareholder in lieu of payment, said payment being made prior to the time the loans are due, and in consideration of the early payment, and as an inducement and in consideration therefore, each Shareholder is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

Section 1.2 Other Definitions.

For purposes of this Agreement:

(a) "Affiliate" means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to each Shareholder, the term "Affiliate" shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company.

(b) Blank.

(c) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

(d) "Representative" means, with respect to any particular Person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of such Person.

ARTICLE II VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1 Agreement to Vote the Subject Shares.

Each Shareholder, in its capacity as such, hereby agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the "Voting Period"), at any meeting (or any adjournment or postponement thereof) of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, such Shareholder's shares shall be counted to determine whether there is a quorum at any such meeting and such Shareholder shall vote (or cause to be voted) its Subject Shares only in the manner as shareholders who are not subject to the Irrevocable Proxy granted by this Agreement for the purpose of electing (A) any slate of the board of directors of the Company that is approved in advance by at least a majority of the persons who are directors of the Company as of the date of this Agreement (or their successors who were so approved); (B) any material change in the present capitalization of the Company or any amendment of the Company's articles of incorporation or bylaws; (C) any other material change in the Company's corporate structure or business; (D) for any qualified stock option plan proposed by the Board of Directors; (E) for any stock incentive plan proposed by the Board of Directors or (F) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Company. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Each Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2 Grant of Irrevocable Proxy.

The Shareholder hereby appoints Richard Mata as such Shareholder's proxy and attorney-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the Voting Period with respect the Subject Shares in accordance with Section 2.1. This proxy is given to secure the performance of the duties of each Shareholder under this Agreement. The Shareholders shall promptly cause a copy of this Agreement to be deposited with the Company at its principal place of business. Each Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

Section 2.3 Nature of Irrevocable Proxy.

The proxy and power of attorney granted pursuant to Section 2.2 by each Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder. The power of attorney granted by each Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

ARTICLE III COVENANTS

Section 3.1 Generally.

(a) Each Shareholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "Transfer"), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Shares; provided, however, that any Shareholder may Transfer any or all of its Subject Shares to any other Shareholder that agrees in writing to be bound by the terms of this Agreement and, with the consent of the Company (which consent shall not be unreasonably withheld), may pledge or encumber any Subject Shares so long as such pledge or encumbrance would not impair any Shareholder's ability to perform its obligations under this Agreement; or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term "Subject Shares" shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

Section 3.2 Standstill Obligations of Shareholders.

Each Shareholder, jointly and severally, covenants and agrees with the Company that, during the Voting Period: (a) Such Shareholder shall not, nor shall such Shareholder permit any controlled Affiliate of such Shareholder to, nor shall such Shareholder act in concert with or permit any controlled Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than as recommended by the Board of Directors or as otherwise expressly provided by Article II of this Agreement. (b) Such Shareholder shall not, nor shall such Shareholder permit any controlled Affiliate of such Shareholder to, nor shall such Shareholder act in concert with or permit any controlled Affiliate to act in concert with any Person to, deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any arrangement or agreement with any Person with respect to the voting of such shares of Common Stock, except as provided by Article II of this Agreement. (c) Such Shareholder shall not, and shall direct its Representatives not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any Person, other than as the Board of Directors of the Company may recommend.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF EACH SHAREHOLDER

Each Shareholder hereby represents and warrants, jointly and severally, to Parent as follows: Section 4.1 Due Organization, etc. Each Shareholder if a corporation, limited liability company or partnership is duly organized and validly existing under the laws of the jurisdiction of its incorporation. Each Shareholder has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each Shareholder have been duly authorized by all necessary action on the part of such Shareholder.

Section 4.2 Ownership of Shares.

Schedule I sets forth, opposite each Shareholder's name, the number of shares of Common Stock over which such Shareholder has record and beneficial ownership as of the date hereof. As of the date hereof, each Shareholder is the lawful owner of the shares of Common Stock denoted as being owned by such Shareholder on
Schedule I and has the sole power to vote (or cause to be voted) such shares of Common Stock. Except as set forth on such Schedule I and as provided in the Governance Agreement, no Shareholder nor any Affiliate of a Shareholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. Each Shareholder has good and valid title to the Common Stock denoted as being owned by such Shareholder on Schedule I, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement or provided in the Governance Agreement or as could not reasonably be expected to impair any Shareholder's ability to perform its obligations under this Agreement.

Section 4.3 No Conflicts.

(i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by any Shareholder and the consummation by any Shareholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Shareholder, the consummation by any Shareholder of the transactions contemplated hereby or compliance by any Shareholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of any Shareholder, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which any Shareholder is a party or by which any Shareholder or any of its Subject Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair any Shareholder's ability to perform its obligations under this Agreement.

ARTICLE V REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby represents and warrants to the Shareholder as follows:

Section 5.1 Due Organization, etc.
The Company is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary action on the part of the Company.

Section 5.2 Conflicts.

(i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby shall (A) conflict with or result in any breach of the organizational documents of the Company, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair the Company's ability to perform its obligations under this Agreement.

ARTICLE VI TERMINATION

Section 6.1 Termination.

This Agreement shall terminate, and none of the Company or any Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect after July 26, 2008; provided, however, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party's breach of any of the terms of this Agreement. Notwithstanding the foregoing, Section 7.1 and Sections 7.4 through 7.17, inclusive, of this Agreement shall survive the termination of this Agreement.

ARTICLE VII MISCELLANEOUS

Section 7.1 Appraisal Rights.

To the extent permitted by applicable law, each Shareholder hereby waives any rights of appraisal or rights to dissent from actions recommended by the Board of Directors.

Section 7.2 Publication.

Each Shareholder hereby permits the Company to publish and disclose in the Proxy Statement/Prospectus (including all documents and schedules filed with the Securities and Exchange Commission) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement; provided, however, that such publication and disclosure is subject in all cases to the prior review and comment by the Trustee.

Section 7.3  Purposely  Deleted

Section 7.4 Further Actions.

Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

Section 7.5 Fees and Expenses.

Except as provided below, each of the parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of financial consultants, investment bankers, accountants and counsel) (collectively, "Fees") in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby.

Section 7.6 Amendments, Waivers, etc.

This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.7 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity. Section

7.8 Notices.

Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (with confirmation) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to the Company, addressed to it at:

Mervyn A. Phelan, Sr.
Chairman, Board of Directors

Senior Care Industries, Inc.
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

If to any Shareholder, addressed to:

Richard Mata

Section 7.9 Headings.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.10 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 7.11 Entire Agreement.

This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 7.12 Assignment.

This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties, except that the Company may assign and transfer its rights and obligations hereunder to any direct or indirect wholly subsidiary or parent in the event of a merger.

Section 7.13 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.14 Mutual Drafting.

Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 7.15 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the application of Nevada principles of conflicts of laws. (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Nevada State court, or Federal court of the United States of America, sitting in Nevada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Nevada State court or, to the extent permitted by law, in such Federal court,
(iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Nevada State or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.8. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law. (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR

INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.15(c). Section 7.16 Counterparts.

This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Section 7.17 Acknowledgment. The parties hereto acknowledge and agree that this Agreement is entered into pursuant to the provisions of Title 7, Chapter 78, Section 78.355 of the Nevada Revised Statutes regarding the grant of an irrevocable proxy for a period not to exceed seven (7) years.

IN WITNESS WHEREOF, the Company and the Shareholder have caused this Agreement to be duly executed as of the day and year first above written. Senior Care Inc.

By: /s/ Mervyn A. Phelan, Sr.
   ---------------------------
   Mervyn A. Phelan, Sr.
   Chairman of the Board of Directors
   and Chief Executive Officer

Shareholder:                        Alexander Senkovski LLC
Number of shares:                                14,500,000

   /s/ BonnieJean C. Tippetts
-----------------------------------------
Managing Member, Alexander Senkovski LLC